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                                                                 EXHIBIT 11

                   ANALOGIC CORPORATION AND SUBSIDIARIES
                     CALCULATION OF EARNINGS PER SHARE

Net earnings per share are computed using the average number of shares actually outstanding plus the incremental shares computed on the assumption that certain lower priced stock options had been exercised with the proceeds utilized to purchase treasury stock.
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                                 Three Months Ended       Nine Months Ended
                                      April 30,               April 30,
                                   1994       1993         1994       1993
PRIMARY:
Net Income                       $3,572,000 $3,231,000 $10,535,000 $8,932,000

Average shares outstanding       12,313,255 12,283,863  12,343,675 12,132,588

Add:  Incremental shares to
      reflect dilutive stock
      options deemed common
      stock equivalents.
      (Computed by treasury
      stock method.)                102,817    106,239      96,223    118,011

Common and common equivalent
  shares outstanding             12,416,072 12,390,102  12,439,898 12,250,599

Earnings per share                     $.29       $.26        $.85       $.73

ASSUMING FULL DILUTION:
Net Income                       $3,572,000 $3,231,000 $10,535,000 $8,932,000

Average shares outstanding       12,313,255 12,283,863  12,343,675 12,132,588

Add:  Incremental shares due to
      the effect of common stock
      equivalents - this assumes
      that proceeds from shares
      sold under dilutive stock
      options (using quarter end
      market price to determine
      proceeds where such price
      was in excess of average
      quarterly prices) were
      used to purchase treasury
      stock.                         99,142    104,431     102,465    133,071

Average common shares
  outstanding                    12,412,397 12,388,294  12,446,140 12,265,659

Earnings per share                     $.29       $.26        $.85       $.73
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